Thompson & Knight llp

	ATTORNEYS AND COUNSELORS	AUSTIN
DALLAS
DETROIT
FORT WORTH
	One Arts Plaza	HOUSTON
	1722 Routh Street ● Suite 1500	Los Angeles
	Dallas, Texas 75201-2533	NEW YORK
DIRECT DIAL: (214) 969-1349	214.969.1700	_____________
EMAIL: jessica.Hammons@tklaw.com	FAX 214.969.1751	ALGIERS
	www.tklaw.com	LONDON
MONTERREY
PARIS

January 16, 2013

BY EDGAR TRANSMISSION

AND ELECTRONIC MAIL

Mr. James E. O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

Jeffrey W. Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Room 8415

Washington, D.C. 20549

RE:	NGP Capital Resources Company

Registration Statement on Form N-2/A

File Nos.: 333-160923 and 814-00672

Dear Messrs. O’Connor and Long:

On behalf of NGP Capital Resources Company (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Amendment No. 3”). In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were communicated telephonically in October 2012 to the undersigned. Our responses are based upon information provided to us by or on behalf of the Company. In order to assist you in your review of the revised registration statement, we have changed the page numbers both in your comments and our responses to reflect the current pagination in Amendment No. 3.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

Legal Comments

Front Cover

1.          Please disclose the following information on the front cover: (1) the securities in which the Fund invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” and (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company has added the requested language to the front cover page of the Prospectus included in Amendment No. 3.

General

2.          The Company’s portfolio composition is described as of March 31, 2012. Please provide information about the company, its investments, and its operations as of a more recent date.

Response: The Company has updated Amendment No. 3 to include information about the Company, its investments and its operations as of and for the nine months ended September 30, 2012, and for the fiscal year ended December 31, 2011, to the extent applicable.

Fees and Expenses, page 13

3.          Footnote “5” indicates the basis of calculation for Annual Expenses in the referenced table. It would be helpful to indicate in this footnote that the basis of calculation for annual expenses is the actual year-to-date 2012 expenses that have been annualized. Also, the net asset figure in the footnote ($201.1 million) does not agree with the net asset figure in the Selected Financial Data table on page 15 ($201.9 million).

Response: The Company has revised the disclosure in Footnote 5 to the Fees and Expenses table on page 13 to explain the basis of calculation for “annual expenses” in the table. The net asset figure referenced in Footnote 5 ($201.6 million in Amendment No. 3) is the average consolidated net assets for the nine months ended September 30, 2012, whereas the net asset figure in the Selected Financial Data table on page 15 ($207.4 million in Amendment No. 3) represents consolidated net assets as of September 30, 2012 (i.e., not the average for the nine-month period).

Risks relating to Our Business and Investments, page 20-21

4.          In the Risk Factor entitled “To the extent original issue discount and paid-in-kind interest constitute….cash representing such income,” the fifth bullet point in this item (i.e., the first bullet point at the top of page 21), although made at the Staff’s request, appears to be incorrect with respect to the impact on assets from the accrual of PIK interest. The accrual of PIK interest results in investment income, which is distributed to stockholders in the form of cash dividends; consequently, the accrual of PIK interest is ultimately neutral to total assets, but effectively exchanges a liquid asset (cash) for an illiquid asset (investment).

Response: The Company made the requested revision on page 21 of Amendment No. 3.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

Accounting Comments

Price Range of Common Stock and Distributions, page 42

5.          N-2 rules require that the premium/(discount) of high and low sales price to NAV be calculated on the difference between market price and NAV, rather than based on the market price as a percentage of NAV. Please revise the disclosure accordingly.

Response: The Company has revised its disclosure in Amendment No. 3 in accordance with the Staff’s comment.

General

6.          Please confirm whether there have been any return-of-capital distributions.

Response: As shown in Note 9 of the Notes to Consolidated Financial Statements for the year ended December 31, 2011 on page F-27 of Amendment No. 3, the Company made return-of-capital distributions totaling $7,044,000 in 2009. These are the only return-of-capital distributions that the Company has made since its inception through the year ended December 31, 2011.

Portfolio Companies, page 77

7.          Black Pool Energy Partners, LLC (“Black Pool”) – Note 11 to the Schedule of Portfolio Companies indicates that the Senior Secured Term Loan to Black Pool matured on October 24, 2011 without repayment. What is the status of the restructuring? Provide more detail of the fair value of this investment.

Response: An update on the restructuring is provided on pages 45 and 79 of Amendment No. 3 in the Schedule of Portfolio Companies and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Effective as of July 31, 2012, the Black Pool Senior Secured Term Loan was restructured. Huff Energy Holdings, Inc. a newly-formed private oil and gas company which merged with Black Pool (“HEH”), agreed to assume the Term Loan and became the new borrower under the related credit agreement. The Company retained its first lien on the original Black Pool properties and was granted a first lien on additional proved developed properties of certain HEH subsidiaries. In exchange for the additional collateral, the Company agreed to reduce the interest rate under the Term Loan to 11% per annum and to extend the maturity to April 15, 2013.

The Company’s discounted cash flow analysis of the proved reserves making up the collateral under the Term Loan, as well as its analysis of comparable market transactions involving similar proved reserves, supports a fair value of $16.1 million for the Term Loan as of September 30, 2012.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

8.          Powder River Acquisitions, LLC (“Powder River”) – Note 18 to the Schedule of Portfolio Companies indicates that the Company issued a notice of default on September 30, 2011 and filed suit against Powder River and an individual guarantor. The Company extended maturity to June 15, 2012 and then to August 15, 2012. Has repayment occurred? Provide detail as to why this note was not written down, as it is carried at cost.

Response: In January 2012, following numerous legal filings, a New York court entered a judgment in the Company’s favor against Powder River and its owner pursuant to a consent judgment previously agreed to by the Company, Powder River and its owner. The forbearance agreements referenced in the footnote to the Company’s Schedule of Portfolio Companies, among other things, increased the interest rate of the Note from 8% to 12% effective September 30, 2011 (i.e., the date of default) and temporarily suspended the Company from enforcing its judgment. The Company’s valuations in 2012 were supported by (a) the financial position of the owner of Powder River and (b) the judgment previously rendered that granted the Company the ability to seize certain assets of Powder River’s owner, if necessary.

In August 2012, the owner of Powder River repaid $250,000 of principal on the Note, reducing the balance outstanding to $2,750,000. On December 14, 2012, the owner of Powder River fully repaid the remaining principal balance of the Note with interest. Consequently, there is no remaining balance outstanding on the Note as of December 31, 2012.

9.          Resaca Exploitation, Inc. (“Resaca”) – Note 20 to the Schedule of Portfolio Companies indicates that Resaca received a default notice regarding the violation of two financial covenants. What were the violations? Why is this Term Loan still valued above cost?

Response: Resaca is not in compliance with the interest coverage ratio and the leverage ratio covenants under the Term Loan, beginning with the December 31, 2011 measurement date which was reported in March 2012. Consequently, the Term Loan has been earning interest at the default rate of 14% per annum (200 bps above the contractual rate) since March 2012. As of June 30, 2012, Resaca’s interest coverage was 2.12x vs. a covenant of 3.75x, and Resaca’s leverage ratio was 5.63x vs. a covenant of 4.50x. Operationally, the exploitation work that has been completed since the closing of the Term Loan in January 2011 has increased daily production volume by roughly 35%, but proved more costly and slower than anticipated, which led to the covenant defaults.

As of September 30, 2012, the Company considered a variety of analytical metrics in determining the estimated fair value of the Term Loan, including the discounted cash flow of the proved reserves, and an analysis of comparable market transactions based on multiples of trailing EBITDA, reserves and production. The results of these analyses supported a value of $12.5 million for the Term Loan, which is the full principal amount of the Term Loan; cost is lower due to unamortized original issue discount.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

10.          Pallas Contour Mining, LLC (“Pallas Contour”) – Note 19 to the Schedule of Portfolio Companies indicates that Pallas Contour violated a financial covenant under its Senior Secured Term Loan. What was the violation? Why is this Term Loan still valued at cost?

Response: Pallas Contour was not in compliance with the current ratio, maximum total debt-to-EBIT ratio and minimum interest coverage ratio covenants under the Term Loan. Pallas Contour’s primary business is providing contract highwall mining services to coal producers. Highwall mining is a relatively low-cost method of mining; however, low commodity prices for coal have resulted in reduced demand for Pallas Contour’s services, lower utilization of its equipment, and poor operational and financial performance. In July 2012, Pallas Contour sold one of its four miners for $5.0 million, using $3.6 million of such proceeds to reduce the principal balance of the Term Loan to $7.6 million.

As of September 30, 2012, the estimated resale value of Pallas Contour’s three remaining miners, which serve as collateral under the Term Loan, supported the estimated fair value of the Term Loan at $7.6 million, which is equal to its principal balance outstanding, and the current yield on the Term Loan at the default rate of 17% per annum is considered reasonable for the amount of risk assumed as of such date.

11.          ATP Oil & Gas Corporation (“ATP”) – Is the information on valuation still correct given the August 2012 bankruptcy filing of ATP? Is ATP current on royalty payments?

Response: The nature and status of the Company’s investment with ATP is discussed more fully in Amendment No. 3 in “Risk Factors” on page 28, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 45 and in “Legal Proceedings on page 75. In summary, in 2011 and 2012, the Company purchased from ATP limited-term overriding royalty interests (“ORRIs”) in certain offshore oil and gas producing properties operated by ATP in the Gulf of Mexico, including $25 million advanced on July 3, 2012. Under this arrangement, the Company owns the right to portions (ranging from 5.0% to 10.8%) of the monthly production proceeds from the various oil and gas properties subject to the ORRI in ATP’s Gomez and Telemark properties. The terms of the ORRI provide that it will terminate after the Company receives payments that equal its investment in the ORRI plus a time-value factor that is calculated at a rate of 13.2% per annum.

On August 17, 2012, ATP filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and received authorization to incur debtor-in-possession financing of approximately $600 million. On August 23, 2012, the bankruptcy judge presiding over ATP’s case signed an order allowing ATP to pay amounts received after August 17, 2012 to those parties entitled to receive them, including the ORRI holders, provided that the owners of the ORRIs execute an agreement providing for the repayment to ATP of any amounts that the bankruptcy court later finds to have been inappropriately paid (the “Disgorgement Agreement”). The Company executed the Disgorgement Agreement and began receiving monthly distributions in September 2012 from ATP of the Company’s share of production proceeds received by ATP after August 17, 2012.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

On October 17, 2012, the Company filed a lawsuit against ATP in the U.S. Bankruptcy Court, seeking a declaration that the ORRIs are valid, fully enforceable, and not voidable. ATP has responded by seeking a determination that the ORRIs are not enforceable as a conveyance, but rather are in the nature of a debt instrument. In that connection, ATP seeks disgorgement of amounts paid to the Company in accordance with the Disgorgement Agreement This lawsuit is currently pending and trial is scheduled for April 30 – May 1, 2013. The Company intends to vigorously defend its position that the ORRIs constitute real property interests and are fully valid and enforceable pursuant to their terms.

The Company’s unrecovered investment as of September 30, 2012 was $42.7 million. The Company’s discounted cash flow analysis of the proved reserves subject to the ORRI, as well as its analysis of comparable market transactions involving similar proved reserves, supports a fair value of $42.7 million for the ATP limited-term ORRI as of September 30, 2012, and the yield on this investment is considered reasonable for the amount of risk assumed.

12.          Are there any non-qualifying investments under Section 55(a) of the 1940 Act? If so, briefly explain the significance of non-qualification. See the Instructions to Item 8, Section 6 of Form N-2.

Response: The Company has three non-qualifying investments as of September 30, 2012, which in the aggregate make up approximately 18% of total assets as of September 30, 2012. In the Schedule of Portfolio Companies on page 77 of Amendment No. 3, these non-qualifying investments are now indicated with a reference to Footnote 5 to the Schedule of Portfolio Companies. Footnote 5 has been added in Amendment No. 3 in response to the Staff’s comment, and will be added to the Company’s Schedule of Investments, as applicable, in future periodic reports filed by the Company with the Commission under the Securities and Exchange Act of 1934, as amended, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

General & Administrative Expenses

13.          Are any individual expense items listed in the general & administrative expenses greater than 5% of total expenses? See Article 6-07(2)(b) of Regulation S-X, and Audits of Investment Companies.

Response: The Company has confirmed that none of the individual expense items listed in the general and administrative expenses are greater than 5% of total expenses for any of the periods presented.

James E. O’Connor

Jeffrey W. Long

January 16, 2013

Closing

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can expedite your review by answering any questions in the interim, please do not hesitate to call Wesley P. Williams at (214) 969-1324 or the undersigned at (214) 969-1349.

Sincerely,
/s/ Jessica W. Hammons
Jessica W. Hammons

Enclosures

cc:	Mr. Stephen K. Gardner (without enclosures)

Mr. L. Scott Biar (without enclosures)

Ms. Mary Ann Birchfield (without enclosures)

Ms. Paula Williams (without enclosures)

Mr. Wesley P. Williams (without enclosures)